August 14, 2000


Board of Directors
RCN Corporation
105 Carnegie Center
Princeton, NJ 08540


Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2000. Note 3 therein describes a change in accounting principle for awards of stock-based compensation from the intrinsic value based method to the fair value based method. We note that the preferability of the fair value based method of accounting for awards of stock-based compensation has been addressed in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation". In this Statement, the Financial Accounting Standards Board specified that the fair value based method was the preferable method. Based on our reading of management's stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company's circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion
No. 20.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 1999. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.




Very truly yours,



/s/ PricewaterhouseCoopers LLP
-----------------------------------
 PricewaterhouseCoopers LLP